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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Standard Minerals Inc.
(Registrant)
Date: September 9, 2009
By \S\ Roland M. Larsen
President & CEO
SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

RSM HAS EXERCISED ITS OPTION TO PURCHASE 100% INTEREST IN THE RAILROAD PROJECT, ELKO COUNTY, NEVADA

MANHATTAN, NEVADA-SEPTEMBER 8, 2009, ROYAL STANDARD MINERALS INC. (RYSMF:OTCBB)

(C.U.S.I.P. 780919106) (“RSM”) announces its has purchased 100% interest in the Railroad project, located in Elko County, Nevada, and sold its 100% interest to an unrelated private company for a total transaction price of $2.965 million. RSM’s net after payout of the option to purchase exercise is $1.2 million. As part of this transaction, RSM retains a 1% NSR royalty and received 500,000 common shares in the private company. This transaction closed on August 31, 2009. The Company retains its 100% interest in the Pinon and Darkstar properties and the included land position in Elko County, Nevada.

Plans for 2009-2010 continue to include evaluating all options to maximize shareholder value to include several initiatives that are expected to unlock the inherent value of the existing assets that are 100% controlled by the Company in Nevada. As stated previously, RSM will seek to develop a capital structure that will finance the Company for future growth over the next two years. This effort includes capitalizing the Goldwedge and the Pinon projects toward further development and identifying potential joint venture or investment partners that are capitalized for growth.

RSM is a natural resource exploration and development company, www.royalstandardminerals.com

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that the statements made in this press release constitute forward looking statements, and no guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made.

Contact: Roland Larsen 804-580-8107 Rich Kaiser 800-631-8127